[CIMAREX LOGO]

Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203-4518

April 18, 2005

VIA EDGAR AND FACSIMILE (202) 942-9528

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn. Ms. Melinda Kramer

  Re:
  Cimarex Energy Co.
  Registration Statement on Form S-4
  File No. 333-123019

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), Cimarex Energy Co. (the "Company") respectfully requests that the effective date of the Company's Registration Statement on Form S-4 (File No. 333-123019), which relates to the registration under the Securities Act of shares of common stock, par value $0.01 per share, of the Company, be accelerated so that it will become effective on Wednesday, April 20, 2005, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as possible.

Very truly yours,
Cimarex Energy Co.
By:	/s/ James H. Shonsey James H. Shonsey Chief Accounting Officer and Controller
cc:
H. Roger Schwall
Timothy Levenberg
Morgan F. Johnston
Joe Dannenmaier
J. Gregory Holloway